EXHIBIT 3.2

Amendment No. 2 to the Third Amended and Restated Agreement of Limited Partnership of Suburban Propane, L.P.

This Amendment No. 2 (the “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership of Suburban Propane L.P. (the “Partnership”), dated as of October 19, 2006, as amended as of June 24, 2009 (the “Partnership Agreement”), is hereby adopted effective as of January 24, 2018, by the Board of Supervisors of the Partnership (the “Board of Supervisors”) in accordance with Article XIII of the Partnership Agreement.  Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

Recitals

Whereas, the Board of Supervisors desires to replace and restate Section 9.3 (Tax Controversies) and Section 9.4 (Withholding) of the Partnership Agreement in their entirety as a result of amendments made to the Code by the Bipartisan Budget Act of 2015 (the “BBA”);

Whereas, the Board of Supervisors has determined that this Amendment (i) does not adversely affect the Limited Partners in any material respect, (ii) is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act), and (iii) is required to effect the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement; and

Whereas, acting pursuant to the power and authority granted to it under Section 13.1, the Board of Supervisors has determined that this Amendment does not require the approval of any Partners.

Now, therefore, it is hereby agreed as follows:

Agreement

Now, therefore, the Partnership Agreement is hereby amended as follows:

1.	Amendments to the Partnership Agreement
a.	Section 1.1 of the Partnership Agreement is hereby amended by inserting the following definitions alphabetically:

“BBA” means the Bipartisan Budget Act of 2015.

“Imputed Underpayment” means an imputed underpayment under Section 6225 of the Code, as amended by the BBA.

“Partnership Representative” has the meaning set forth in Section 6223 of the Code, as amended by the BBA.

“Tax Matters Partner” has the meaning set forth in Section 6231(a)(7) of the Code, prior to amendment by the BBA.

b.	Section 9.3 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

Section 9.3  Tax Controversies.

(a)

For taxable years beginning on or before December 31, 2017, the General Partner is designated as the Tax Matters Partner.  For each taxable year beginning after December 31, 2017, the General Partner shall be the Partnership Representative to conduct proceedings under Subchapter C of Chapter 63 of the Code (as amended by the BBA) for such year.  The Partnership Representative shall exercise any and all authority of the “partnership representative” under the Code (as amended by the BBA), including, without limitation, (i) binding the Partnership and its Partners with respect to actions taken under Subchapter C of Chapter 63 of the Code (as amended by the BBA), and (ii) determining whether to make any available election under Section 6226 of the Code (as amended by the BBA).

(b)

The General Partner (in its capacity as the Tax Matters Partner and the Partnership Representative) is authorized and required to act on behalf of or represent the Partnership (at the Partnership’s expense), upon direction of the Board of Supervisors, in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and is authorized to expend Partnership funds for professional services and costs associated therewith.

(c)

Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably requested by the General Partner in its capacity as the Tax Matters Partner or the Partnership Representative.

c.	Section 9.4 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

Section 9.4  Withholding and other Tax Payments by the Partnership.

(a)

If taxes and related interest, penalties or additions to tax are paid by the Partnership on behalf of all or less than all the Partners or former Partners (including, without limitation, any payment by the Partnership of an Imputed Underpayment), the Partnership may treat such payment as a distribution of cash to such Partners, treat such payment as a general expense of the Partnership, or, in the case of an Imputed Underpayment, require that persons who were Partners of the Partnership in the taxable year to which the payment relates (including former Partners) indemnify the Partnership upon request for their allocable share of that payment, in each case as determined appropriate under the circumstances by the Board of Supervisors.  The amount of any such indemnification obligation of, or deemed distribution of cash to, a Partner or former Partner in respect of an Imputed Underpayment shall be reduced to the extent that the Partnership receives a reduction in the amount of the Imputed Underpayment which, in the determination of the Board of Supervisors, is attributable to actions taken by, the tax status or attributes of, or tax information provided by or attributable to, such Partner or former Partner pursuant to or described in Section 6225(c) of the Code (as amended by the BBA).

(b)

Notwithstanding any other provision of this Agreement, the Board of Supervisors is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code.  To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or its assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may be treated as a distribution of cash pursuant to Section 6.4 or Section 12.4(c) in the amount of such withholding from such Partner.

(c)

The General Partner (in its capacity as the Tax Matters Partner and the Partnership Representative) shall take such actions as may be necessary or desirable to give effect to the determinations made by the Board of Supervisors under this Section 9.4.

2.	General
a.

Full Force and Effect.  Except to the extent specifically amended herein or supplemented hereby, the Partnership Agreement remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the Partnership Agreement, as amended by this Amendment.

b.

Governing Law.  This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

c.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

In witness whereof, the Board of Supervisors has caused this Amendment to be duly executed by the Partnership’s President & CEO as of the date first written above.

SUBURBAN PROPANE, L.P.

By: MICHAEL A. STIVALA

Michael A. Stivala, President & CEO

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